

Mail Stop 3720

December 16, 2016

Mr. David Doft
Chief Financial Officer
MDC Partners Inc.
745 Fifth Avenue
New York, NY 10151

> **Re:** **MDC Partners Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2016**
> **Form 8-K filed November 3, 2016**
> **Response dated October 31, 2016**
> **File No. 001-13718**

Dear Mr. Doft:

We have reviewed your October 31, 2016 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

14. Segment Information, page 75

1. We have reviewed your response to comment three and are unable to clearly determine how you concluded that the individual firms (operating segments) grouped within the advertising and communications reportable segment are economically similar. ASC 280-10-50-11 requires that "two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and principles of

subtopic ASC 280-10-10-1, if the segments have similar economic characteristics and if the segments are similar in all the following areas: nature of products and services; the nature of production processes; the type and class of customers; the methods used to distribute products and services; and the regulatory environment. While we do not expect to have a view that each firm is its own reportable segment because historical gross margins vary between firms, we need a sufficient basis to not object to your aggregation of operating segments. Your explanations attempting to reconcile gross margin and EBITDA dissimilarities generally describe the costs of each operating segment as being the differentiating factor that will ultimately adjust in future periods so that long-term gross margins are more similar. However the revenue impact on gross margins is not sufficiently addressed as well as other qualitative factors in ASC 280-10-50-11. Please address the following:

a. Are we to understand that all the firms in the reportable segment serve the same customers in the same markets worldwide or is there some customer or service offering unique to some or all of the firms? If firms serve the same markets, should the margins be the same across the firms? For example, are customers making distinctions by firm brand, reputation, product quality or other characteristics so that one firm can demand a higher premium for its services than another?

b. If firms are not serving the same markets, please provide us a description of the unique markets and how they are segmented. For example, do firms serve different types of customers based on size, industry, niche, geography or some other stratification?

c. Please demonstrate and explain for us how integrated advertising, media specialty, and public relations result in economically similar products and services, including margins, product and service delivery and types of customers.

d. Since media specialty is a new business, tell us how you determined that it will have the same long-term economic margin as your traditional advertising businesses.

2. You have described eighteen of the operating segments that you have aggregated by their distinction as "comprehensive array of marketing and communication service for clients both domestically and globally and are comprised of integrated advertising and media specialist agencies as well as public relations firm." However, you have identified a "Primary Discipline" for each of these firms as Advertising, Media, or PR. Additionally, it appears that some entities in the "other" category could also have some or similar attributes. Furthermore, it is not clear how your aggregation is consistent with the principle of ASC 280 because it is unclear how the bifurcation between the reportable segment and other partner firms helps users to better understand the public entity performance, assess prospects of future net cash flows and make more informed judgments. Please provide us either with some other aggregation basis that meets these objectives or provide an adequate analysis of how your aggregation in the reportable segment and other category meets these objectives. Please clarify how your assessment of Primary Discipline is considered in your analysis and provide support for your analysis.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Three Months Ended September 30, 2016, Compared to Three Months Ended September 30, 2015, page 38

Nine Months Ended September 30, 2016, Compared to Nine Months Ended September 30, 2015, page 45

3.　　We note your responses to comments one and two. In order to provide greater transparency to your investors on how you define and measure organic revenue growth/ decline, please

   a. Disclose, if true, that organic revenue growth/decline, after foreign exchange adjustments on a constant currency basis, reflects (a) any change in revenues of partner firms which you have held throughout each of the comparable periods presented (i.e., same store sales) and (b) for acquisitions during the current year, the revenue effect from such acquisitions as if the acquisitions had been owned during the equivalent period in the prior year and (c) for acquisitions during the previous year, the revenue effect from such acquisitions as if they had been owned during that entire year (or same period as the current reportable period), taking into account their respective pre-acquisition revenues for the applicable periods. Please also consider revising your disclosure on page 31.

   b. Additionally please clarify in greater detail how revenues from businesses divested during each of the periods presented impact your calculation of organic revenue growth/decline. Please disaggregate the effect of dispositions from acquisitions, if material. Please also consider revising your disclosure on page 31.

   c. Revise the tabular caption for "Acquisitions (Dispositions), net" to "Non-GAAP Acquisitions (Dispositions), net" within the organic revenue growth/ decline table.

   d. Start your reconciliation of "Non-GAAP Acquisitions (Dispositions), net" with the directly comparable GAAP measure, "Revenue from Acquisitions."

   e. Revise the caption for "Revenue Growth (Decline), net" (within the table reconciling Revenue from Acquisitions) to clarify its nature, with a corresponding footnote identifying its components and describing how it was derived.

   f. Please consider revising your earnings release to comply with the above comments as applicable.

4.　　As presented, organic revenue growth/ decline and the impact of acquisitions constitute non-GAAP measures. Please revise your MD&A to provide greater prominence on explanations of change in revenue based on measures of organic revenue and acquisition revenue calculated in accordance with GAAP.

Form 8-K filed November 3, 2016
Exhibit 99.1

Financial Guidance, page 2

5.   We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosure required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 − Telecommunications